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                              February 9, 2023

       J. Lindsey Alley
       Chief Financial Officer
       Houlihan Lokey, Inc.
       10250 Constellation Blvd.
       5th Floor
       Los Angeles, California 90067

                                                        Re: Houlihan Lokey,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2022
                                                            Filed May 27, 2022
                                                            File No. 001-37537

       Dear J. Lindsey Alley:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Business Segments, page 31

   1. We note your disclosure that revenues in your Corporate Finance and Financial
                                                        Restructuring segments
were impacted by increases in the average transaction fees. In future filings, please
revise to provide more quantitative and qualitative details discussing how changes in your
average transaction fees and, for Financial and Valuation Advisory, your average fee per
fee event, impacted your results of operations, as well as any other known trends. For
example, disclosures should quantify the average fees and could further specifically address
what drove average fee rates higher or lower, any impact related to individual transaction
sizes and related trends, trends related to developments within a particular industry or
service line, and other drivers.
 J. Lindsey Alley
Houlihan Lokey, Inc.
February 9, 2023
Page 2
Item 8. Financial Statements
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Goodwill and Intangible Assets, page 53

2. We note that you have previously disclosed your adoption of ASU 2017-04. Please tell us how your goodwill impairment policy, as currently disclosed in both your 10-K and subsequent 10-Q filings, complies with ASC 350-20-35-2 and your adoption of ASU
         2017-04. In addition, revise your disclosures in future filings to clarify accordingly.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Cara
Lubit, Staff Accountant at 202-551-5909 with any questions.



FirstName LastNameJ. Lindsey Alley                          Sincerely,
Comapany NameHoulihan Lokey, Inc.
                                                            Division of
Corporation Finance
February 9, 2023 Page 2                                     Office of Finance
FirstName LastName